April 6, 2021

VIA E-MAIL

Carolyn Augur, Esq.
Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06102

       Re:      The Lincoln National Life Insurance Company
                Lincoln Life Variable Annuity Account N
                File Nos.: 811-08517 &
                333-252473 (Lincoln Investor Advantage   Pro) (   Pro Contract
 )
                333-252653 (Lincoln Investor Advantage Pro Advisory) 333-252654 (Lincoln Investor Advantage Pro Advisory Choice)

                Lincoln Life & Annuity Company of New York
                Lincoln New York Account N for Variable Annuities
                File Nos. 811-09763 &
                333-252656 (Lincoln Investor Advantage Pro)
                333-252657 (Lincoln Investor Advantage Pro Individual VA Contracts)
                333-252658 (Lincoln Investor Advantage Pro Advisory Choice Individual
                Variable Annuity Contracts)

Dear Ms. Augur:

On January 27, 2021, you filed the first-listed above-referenced initial registration statement on
Form N-4 on behalf of The Lincoln National Life Insurance Company (the
Company   ) and its
separate account, Lincoln Life Variable Annuity Account N (the    Account   ).
On February 2,
2021, you filed five additional registration statements, two of which were filed to register variable annuity contracts out of the same Account as the Contract filing; three were filed on
behalf of Lincoln Life & Annuity Company of New York (the    New York Company
) to register
variable annuity contracts out of the New York Company   s Lincoln New York
Account N for
Variable Annuities (   New York Account   ). We understand the New York Account
variable
annuity contracts correlate substantially to each of their counterpart Account contracts (each a
   Contract,    collectively,    Contracts   ).
    Carolyn Augur, Esq.
   April 6, 2021
   Page 2 of 10


   We note that in a January 28, 2021 cover letter, you indicated that the Contracts are in many respects, similar to another individual variable annuity contract issued by Lincoln through the
   Account (specifically, Lincoln Investor Advantage; File No. 333-193272) previously reviewed within the Division of Investment Management. As such, you requested selective review of these registration statements. In our review, we considered that the staff had previously reviewed substantially similar disclosure in Lincoln Investor Advantage, and that we had recently reviewed a post-effective amendment, filed in November 20, 2020 to comply with new rule
   498A and the revised Form N-4, for the Lincoln Choice Plus Assurance Series variable annuity contract (File No. 333-181616). However, given the novel changes to Form N-4 under the
   VASP amendments, we gave a full review to these registration statements, overall.

   Based on our review, our comments were made in reference to the Pro Contract. Except as specified herein as relating to a specific Contract or Contracts, comments apply equally to all of the Contracts and should be carried-over to the other five registration statements, as applicable.
   Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere (including in each of the other five registration statements).
   Capitalized terms have the same meaning as in the Contracts, unless otherwise indicated. Page numbers, unless specifically stated otherwise, refer to the pages in the Pro Contract registration
   statement as filed on EDGAR; references to    Item    are to items in Form
N-4, as amended (which
   may be referred to as the    Form   ).

   General

1. Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statements. We may have further comments when you supply the omitted information.

2. Please confirm whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

3. As to the New York specific ISPs, explain supplementally to the staff what certain scenarios would make the free-look or cancellation period longer than ten days from receiving the
   Contract, as additional disclosure may be required.

   Special Terms

4. Consider adding a definition of    Contract    (when referring to Variable
Annuity Contracts being
   offered pursuant to one of the registration statements prepared on this
Form), rather than using
   the generic term,    contract,    if appropriate.

5. Please use the term    Portfolio Company    rather than    fund
throughout. Consider defining in
   the    Special Terms    section,    Portfolio Company,    (which the Form
defines as any company in
   which the Registrant invests and which may be selected as an option by the investor).
    Carolyn Augur, Esq.
   April 6, 2021
   Page 3 of 10


   Comments Applicable Solely to the Four Advisor-Sold Contracts: 333-252653, 333-252654,
   333-252657, 333-252658

6. Disclose on the cover page that the contract is/may be available through third-party financial intermediaries who charge an advisory fee for their services, and that this fee is in addition to contract fees and expenses. Also state that if a contractowner elects to pay the advisory fee from his or her contract value, then this deduction may reduce death benefit(s) and other guaranteed benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.

7. In the Key Information Table, captioned in each Contract,    Important
Information You Should Consider
   About [the Contract],    disclose the following:

       Fees and Expenses - Ongoing Fees and Expenses - Minimum and Maximum Annual Fee
       Table - Modify the legend to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.
       Fees and Expenses - Ongoing Fees and Expenses - Lowest and Highest Annual Cost Table
       Modify the bullets to read    No sales charges or advisory fees    in
both the lowest and highest
       annual cost columns.
       Risks    Restrictions     Optional Benefits     State that if a
contractowner elects to pay third-
       party advisory fees from his or her contract value, then this deduction may reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references.
       Conflicts of Interest     Investment Professional Compensation     If
the contract is sold only by
       third-party financial intermediaries, then this disclosure is not applicable and the registrant may exclude this item. See Instruction to Instruction 6 to Item 2.
8. In the Overview of the Contract section, disclose in a separate paragraph, information pertaining to the deduction of third-party advisory fees, disclosing that if a contractowner elects to pay third-party advisory fees from his or her contract value, then this deduction may reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references. See Item 3.

9. In the narrative preceding the fee table, currently captioned,    Expense
Table   , state that the fees and
   expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher. See
   Item 4.

10. In the Examples section of the fee table, state that the examples do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such fees were reflected, costs would be higher. See Item 4.

11. In the Principal Risks section, include a separate paragraph summarizing the risks relating to the deduction of third-party advisory fees from contract value (e.g., this deduction will/may reduce the death
    Carolyn Augur, Esq.
   April 6, 2021
   Page 4 of 10


   benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10%
   federal penalty tax). See Item 5.

12. As to the deduction of advisory fee:

           Disclosure must be included that explains the basis upon which the fee is calculated (e.g., as a percentage of contract value). Furthermore, explain how and when the fee will be deducted (e.g., pro-rata from each investment option on an annual basis).

           There should be a brief description of the deduction of advisory fee authorization agreement between the insurer and the contractowner, including how the contractowner may terminate the agreement.

           Ensure, and confirm to the staff supplementally, that there is no disclosure that represents that the Company is not responsible for verifying that the amount of the advisory fee deducted from contract value is the amount stated in the agreement, as the Company is responsible for ensuring that it accurately processes all contract transactions (especially those submitted on its own corporate form).

           Finally, if the financial intermediaries are also appointed insurance agents of the Company, then the Company should not disclose that it has not made an investigation of such intermediaries. If applicable, please address this; if not, you may confirm in your response letter. See Item 7.

13. With respect to the impact on fixed account value, if advisory fees are deducted from contract value, then when describing the calculation of fixed account value, the deduction of advisory fees should be included as a transaction that will reduce fixed account value. See Item 8.

14. We note that the four advisor-sold contract prospectuses generally address
Item 10 required disclosure;
    however, as to the initial summary prospectus(es), please note the following: In accordance with Item
    10(a), the initial summary prospectus should briefly describe whether the deduction of third-party advisory fees are treated as withdrawals that impact the death benefit(s) and any guaranteed benefit values, including whether the deductions will reduce values on a dollar-for-dollar basis or proportionately (i.e., reduced in the same proportion that the withdrawal bears to the contract value). If the latter, there should be a brief but prominent statement that these deductions could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction. The impact of advisory fees also should be disclosed as a restriction/limitation in the Benefits table. If such deductions will not be treated as withdrawals, there should be a brief statement that such deductions will still reduce the death benefit(s) as well as reduce the potential for increases in any guaranteed benefits (e.g., annual increases in the benefit base to equal contract value). Appropriate cross-references to the statutory prospectus should be included.

15. If advisory fees are deducted from contract value, then disclose that the deduction of advisory fees will result in the cancellation of accumulation units (in addition to other transactions such as withdrawals and transfers). See Item 11.
    Carolyn Augur, Esq.
   April 6, 2021
   Page 5 of 10


16. While we note that Item 12 (Advisory Fee Deductions as Withdrawals) and
Item 14 (Federal Tax
    Matters) disclosure is generally included in the advisor-sold contracts prospectuses, please add disclosure pursuant to Item 23 (Commissions), which was not found in our review: Regardless of whether advisory fees are deducted from contract value, the compensation disclosure should clarify that the insurer does not pay commissions to financial intermediaries because such intermediaries receive compensation in connection with the contract in the form of advisory fees paid by contractowners.

   Important Information You Should Consider About the Lincoln Investor Advantage Pro
   Variable Annuity Contract (pages 6-8)

17. If Charges for Early Withdrawals could cause large account credits to be returned, please disclose.

18. The Ongoing Fees and Expenses (annual charges) portion of the key information table, in the
    Minimum and Maximum Annual Fee Table row, includes reference to    your
contract
    specifications page.    In the online version, please include a hyperlink
or its equivalent to that
    page.

19. As to the row disclosing optional benefits available for an additional charge, confirm that the maximum platform charge or fund facilitation fee, if any, is included. This comment applies equally to the appropriate location in the Expense Table disclosure later in the prospectus.

20. In the introductory narrative Lowest and Highest Annual Cost Table within the Ongoing Fees and Expenses (annual charges) portion of the key information table, after
the words,    each year,
    add the words,    based on current charges,    as prescribed by the Form.

21. Confirm that the    Lowest Annual Cost    and    Highest Annual Cost
columns disclose the least
    and most expensive contract class, respectively, and replace the term
contract option    with
       contract class    in each column or explain the basis for using the term
   contract option.    Note
    that the term    contract class    is used in the    [b]ase contract    row
above.

   Overview of the Contract (page 8)

22. Confirm to the staff that    Appendix A    referred to in this section,
includes net expenses.

   Expense Tables (pages 10-11)

23. Per Item 4, please use the caption,    Fee Table,    rather than,
Expense Table.

24. Per Item 4, please use the caption,    Annual Portfolio Company Expenses,
 rather than,    Annual
    Fund Expenses.

25. In addition to the disclosure immediately after the header,    Expense
Table,    insert the additional
    sentence of narrative required under Item 4:    Please refer to your
Contract specifications page
    for information about the specific fees you will pay each year based on the options you have
    Carolyn Augur, Esq.
   April 6, 2021
   Page 6 of 10


   elected.    Please delete from the introductory disclosure in the second paragraph of the section
   the disclosure that reads,    [t]he premium tax rates range from zero to 5%,
   as it is not required
   by Form N-4.

26. Delete from the introductory narrative prior to    Annual Contract
Expenses,    the following
    disclosure:    [o]nly one table will apply to a given Contractowner. The
tables differ based on
    whether the Contractowner has purchased the I4Life Advantage rider.

27. Consistent with comment 5 above, on page 11, change the header,    Annual
Fund Expenses,    to
       Annual Portfolio Company Expenses,    as suggested by Item 4.

28. In the section currently captioned,    Annual Fund Expense,    delete,
after any waivers or
    expense reimbursements.    Alternatively, if disclosure states,    after
any waivers or expense
    reimbursements,    also disclose the period for which the expense
reimbursements or fee waiver is
    expected to continue, and, if applicable, that it can be terminated at any time at the option of a
    Portfolio Company (i.e.,    fund   ) (see, Instruction 17 to Item 4).

29. In the narrative preceding the    Examples,    please use the following
language prescribed by the
    Form:    This Example is intended to help you compare the cost of investing in the Contract with
    the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Portfolio Company Expenses. Furthermore, as
    mentioned in a comment above, consider adding to the Special Terms section of the statutory
    prospectus and initial summary prospectus a definition of,    Contract.
As currently drafted,
    references are made to the lowercase,    contract,    throughout various
portions of disclosure,
    causing potential confusion.

   Principal Risks (pages 11-12)

30. In the Defined Outcome Funds Risk disclosure, in the third sentence, please insert the word,
       limited    before the word,    protection,    so that the sentence
reads,    [t]he buffer provides limited
    protection in the event of a market downturn.

31. Please include additional Defined Outcome Funds Risk disclosure that captures the essence of the information conveyed in following bullets:

   x   The Outcomes (e.g., cap, buffer/floor, index and period);

           o Example: The fund is designed to participate in positive returns of the [XYZ index or
             ETF] up to a cap of [XX%] before fees and expenses and [XX%] after fees and expenses, while seeking to provide a level of protection ([a XX% floor/buffer]
             [before fees and expenses]) and [a XX% floor/buffer] [after fees and expenses]) in
             down markets (   Outcomes   ) over the period from [start date] to
[end date] (the
                Outcome Period   ).
    Carolyn Augur, Esq.
   April 6, 2021
   Page 7 of 10


   x   That the specified Outcomes may not be achieved and investors may lose some or all of their
       money;

           o Example: The fund seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the fund.

   x   That the fund only provides the specified Outcome if an investor buys on the first day of the
       period and holds the fund until the end of the period;

           o Example: The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period.

   x   That if investors buy or sell on a date other than the start or end date, their returns will be
       different and they may incur losses that are greater than the floor/buffer. Explain how an investor may obtain the current return profile for the fund through the end of the Outcome
       Period; and

           o Example: If you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the
             fund   s current value. Investors purchasing shares of the fund
after the Outcome
             Period begins can see their expected Outcome until the end of the period by visiting
             www.XYZ.com.

           o Please supplementally provide a description of how this information is presented on
             Lincoln   s website.

   x    That the cap [and floor/buffer] will likely change each year on the reset date.

           o Example: At the end of the Outcome Period, the fund will reset for a new Outcome
             Period tied to the same index [and floor/buffer], but the cap [and floor/buffer] may change based on market rates as of the start of the new period.

   Investments of the Variable Annuity Account (pages 13-15)

32. On page 14, in the    Selection of the Funds    subsection, add disclosure
clarifying the statement in
    the penultimate paragraph that the defined outcome is a variable return within certain
    parameters,    not a set return. Make it clear that the parameters are only a strategy and results can
    be outside those parameters. Furthermore, clarify that those parameters typically change each year, and direct investors to the appropriate prospectus(es).

   The Contracts (pages 13-33)

33. On page 20, in the    Allocation of Purchase Payments    subsection,
disclosure indicates that if an
    order to purchase a defined outcome fund is received after 2:00 PM, but prior to the calculation
    Carolyn Augur, Esq.
   April 6, 2021
   Page 8 of 10


   of NAV, the transaction will be honored at the following day   s NAV next
computed. Please
   state to the staff in correspondence the Company   s legal basis for this
under Rule 22c-1 of the
   Investment Company Act of 1940. Furthermore, early cut-offs appear to apply to purchases and transfers; however, disclosure (and your reply in correspondence to staff) should indicate whether they equally apply to redemptions.

34. In the    Death Benefits    subsection (pages 25-29), please provide one or
more examples
    illustrating the operation of each benefit in a clear, concise, and understandable manner per instruction to Item 10(b) & (c).

   Appendix A     Funds Available Under the Contract (pages A-1     A-10)

35. In addition to using the heading terms (e.g.,    Portfolio Companies
rather than    Funds   )
    prescribed by the Form, your appendixes should specifically follow the columnar layout and information conveyed, as required by Item 17 of the Form. Please revise accordingly.

36. Because a summary prospectus is being used, in the opening paragraph to this appendix, a direct link should be provided that takes investors to the specific landing page where documents are
    located, rather than the Company   s home page (i.e.,
www.LincolnFinancial.com). See
    Instruction 1.b. to Item 17.

37. Given the unique nature of the Lincoln [] 500 Buffer Fund May and the Lincoln [] 500 Ultra
    Buffer Fund May, provide a brief description of the funds and key risks in a footnote and refer investors to the prospectus(es). If the defined outcome parameters are disclosed in the investment objective description, be certain that it is clear to an investor that the impact of contract level charges are not reflected.

38. With respect to footnote 3 to Appendix A, please explain supplementally to the staff how what is explained regarding the funds referenced in that footnote is different from what is applicable to other funds. Depending on the response, the staff may recommend removing the footnote.

   Appendix B     Investment Requirements (pages B-1 & B-2)

39. Please explain supplementally to the staff the Company   s legal basis for
defaulting investors
    allocations to the LVIP PIMPCO Low Duration Bond Fund, where such investors allocation instructions do not meet the Investment Requirements.

   Statement of Additional Information (SAI)

40. Please provide the date of the prospectuses referred to in the second paragraph of the SAI, prior
    to the    Table of Contents of the SAI,    pursuant to Item 18(a)(5).

41. Given that the disclosure on page B-4 of the SAI in the,    About the S&P
500 Index    section is
    provided, the same information does not also need to be included as Footnote 4 to Appendix A,
    Carolyn Augur, Esq.
   April 6, 2021
   Page 9 of 10


   particularly since the SAI is incorporated by reference into the statutory prospectus. Please consider deleting Footnote 4 from the appendix.

42. The    Non-Principal Risks of Investing in the Contract    appear to be
fairly abbreviated; please
    consider whether additional risk disclosure is appropriate, including risk disclosure related to
    COVID-19 and    Affiliated Funds    risk disclosure regarding the potential
that affiliated funds
    may be more expensive than similar non-affiliated funds.

43. Please explain supplementally to the staff the reason for including the, Examples of Regular
    Income Payment Calculation    subsection. If it is    legacy
information, consider relocating it to
    the statutory prospectus.

   PART C

44. Item 32,    Location of Accounts and Records,    is not required if
included in Form N-CEN.

45. Please include depositor financial statements that comply with the time periods required by Item
    23(b) of Form N-4 and Regulation S-X.



                                                ********



   Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-
   effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

   Although we have completed our initial review of the registration statements, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.
 Carolyn Augur, Esq.
April 6, 2021
Page 10 of 10



In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-6763 or scottpa@sec.gov.


                                                                   Sincerely,

                                                                   /s/ Patrick
F. Scott

                                                                   Patrick F.
Scott
                                                                   Senior
Counsel


cc:   Andrea Ottomanelli Magovern
      Michael Pawluk
      Sumeera Younis